Exhibit 99.7

Notice to ASX

Not for release, publication or distribution, in whole or in part, directly or indirectly, in or into the United States or Canada.

Rio Tinto Limited off-market buy-back – Market Price

10 November 2017

The Market Price for the off-market buy-back for Rio Tinto Limited’s shares announced to the Australian Securities Exchange (“ASX”) on 22 September 2017 is A$74.0293.

The Market Price is the volume weighted average price of Rio Tinto Limited’s ordinary shares on the ASX over the five trading days up to and including today, calculated to four decimal places, as determined by Rio Tinto.

Eligible shareholders may tender some or all of their Shares, at discounts of between 8 per cent and 14 per cent (inclusive and at one per cent intervals) to the Market Price or as a Final Price Tender, until 7.00pm (AEST) on 10 November 2017.

Applying the Tender Discounts to the Market Price would produce the following range of indicative Buy-Back Prices:

Tender Discount	Indicative Buy-Back Price
14%	A$63.67
13%	A$64.41
12%	A$65.15
11%	A$65.89
10%	A$66.63
9%	A$67.37
8%	A$68.11

The results of the Buy-Back, including the actual Buy-Back Discount, Buy-Back Price and any scale back, are expected to be announced on 13 November 2017.

Further information is available at www.riotinto.com/sharebuyback or by calling the Rio Tinto shareholder information lines:

•	within Australia on 1800 813 292 (toll free); or
•	from outside Australia on +61 3 9415 4030.

The Rio Tinto shareholder information lines are open between 8.30am and 7.30pm (Melbourne time) on 10 November 2017 and thereafter between 8.30am and 5.30pm Monday to Friday.

Important Notices

Capitalised terms in this announcement have the same meaning as contained within the Buy-Back Booklet released to the ASX on 5 October 2017.

The Buy-Back is not available to Ineligible Foreign Shareholders. This includes shareholders outside of Australia and New Zealand, shareholders to whom Rio Tinto Limited would be prohibited from paying money, shareholders to whom the invitation may not be lawfully made or shareholders whose participation in the Buy-

Back is not permitted. Further details on shareholder eligibility is set out in the Buy-Back Booklet.

In particular, the Buy-Back is not available to any person who is (or who is acting on behalf of or for the account of a person who is) in the United States, a US Person (as defined in Regulation S of the United States Securities

Act of 1933) or a resident of Canada. This announcement, and any other documents related to the Buy-Back,

are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions,

any State of the United States and the District of Columbia) or Canada.

Certain statements contained in this announcement may constitute "forward looking statements" for the purposes of applicable securities laws. Rio Tinto undertakes no obligation to revise the forward looking statements included in this announcement to reflect any future events or circumstances. Rio Tinto's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements. Factors that could cause or contribute to such differences include, for example, the general trading and economic conditions affecting Rio Tinto.

This announcement does not provide financial product advice or investment advice and Rio Tinto is not making any recommendation or giving any advice on the value of its shares, or whether (or how) you should sell your shares. This announcement has been prepared without taking into account your particular objectives, financial situation, taxation circumstances or needs. You should consider the appropriateness of the Buy-Back having regard to these factors. Rio Tinto strongly recommends that you consult your financial, taxation or other professional adviser.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404